As filed with the Securities and Exchange Commission on November 13, 2014

Securities Act Registration No. 333-197328

Investment Company Registration No. 811-22979

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.
Post-Effective Amendment No. 1

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 4

Goldman Sachs MLP and Energy Renaissance Fund

(Exact Name of Registrant as Specified in Charter)

200 West Street

New York, New York 10282

(Address of Principal Executive Offices)

(212) 902-1000

Registrant’s Telephone Number, including Area Code

CAROLINE KRAUS, ESQ.

Goldman, Sachs & Co.

200 West Street

New York, New York 10282

(Name and Address of Agent for Service)

Copies to:

STEPHEN H. BIER, ESQ.	CLIFFORD R. CONE, ESQ.
ALLISON M. FUMAI, ESQ.	LEONARD B. MACKEY, JR., ESQ.
Dechert LLP	Clifford Chance US LLP
1095 Avenue of the Americas	31 West 52nd Street
New York, NY 10036-6797	New York, NY 10019

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box  ☐.

This post-effective amendment will become effective immediately pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-189529) of Goldman Sachs MLP Income Opportunities Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing an exhibit to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement.

PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements:

Part A: Not applicable, as Registrant has not yet commenced operations.

Part B: Statement of Assets and Liabilities. Financial statements indicating that the Registrant has met the net worth requirements of Section 14(a) of the Investment Company Act of 1940 are included in Part B of this Registration Statement.

(2)	Exhibits:

	(a)	(1) Certificate of Trust dated July 7, 2014.**

(2) Certificate of Amendment to Certificate of Trust dated August 14, 2014.***

(3) Declaration of Trust dated August 14, 2014.***

	(b)	By-laws dated August 14, 2014.***

	(c)	Not applicable.

	(d)	Not applicable.

	(e)	Form of Dividend Reinvestment Plan.***

	(f)	Not applicable.

	(g)	Form of Management Agreement between Registrant and Goldman Sachs Asset Management, L.P. ***

	(h)	(i) Form of Underwriting Agreement.***

(ii) Form of Master Agreement Among Underwriters.***

(iii) Form of Master Selected Dealers Agreement.***

(iv) Form of Structuring Fee Agreement between Goldman Sachs Asset Management, L.P. and Merrill Lynch, Pierce, Fenner & Smith Incorporated ***

(v) Form of Structuring Fee Agreement between Goldman Sachs Asset Management, L.P. and RBC Capital Markets, LLC ***

(vi) Form of Structuring Fee Agreement between Goldman Sachs Asset Management, L.P. and Morgan Stanley & Co. LLC ***

(vii) Form of Structuring Fee Agreement between Goldman Sachs Asset Management, L.P. and Wells Fargo Securities, LLC ***

(viii) Form of Structuring Fee Agreement between Goldman Sachs Asset Management, L.P. and Citigroup Global Markets Inc. ***

(ix) Form of Structuring Fee Agreement between Goldman Sachs Asset Management, L.P. and UBS Securities
LLC. ****

(i)	Not applicable.

(j)	Custodian Contract. ***

(k)	(1) Transfer Agency and Service Agreement. ***

(2) Enhanced Accounting Services Agreement. ***

(3) Credit Agreement between Registrant, State Street Bank and Trust Company, and the other lending institutions party thereto.*

(l)	Opinion and Consent of Dechert LLP. ***

(m)	Not applicable.

(n)	Consent of Independent Registered Public Accounting Firm.****

(o)	Not applicable.

(p)	Form of Subscription Agreement. ***

(q)	Not applicable.

(r)	(1) Code of Ethics of the Registrant. ***

(2) Code of Ethics of Goldman Sachs Asset Management, L.P. ***

(s)	Powers of Attorney. ***

*	Filed herewith.
**	Previously filed on July 9, 2014 with Registrant’s Registration Statement on Form N-2 (File Nos. 333-197328 and 811-22979) and incorporated by reference herein.
***	Previously filed on August 26, 2014 with Pre-Effective Amendment No. 1 to Registrant’s Registration Statement (File Nos. 333-197328 and 811-22979) and incorporated by reference herein.
****	Previously filed on August 27, 2014 with Pre-Effective Amendment No. 2 to Registrant’s Registration Statement (File Nos. 333-197328 and 811-22979) and incorporated by reference herein.
****	Previously filed on September 24, 2014 with Pre-Effective Amendment No. 3 to Registrant’s Registration Statement (File Nos. 333-197328 and 811-22979) and incorporated by reference herein.

Item 26. Marketing Arrangements

See the Form of Underwriting Agreement, the Form of Master Agreement Among Underwriters and the Form of Master Selected Dealers Agreement, as Exhibit (h)(i), Exhibit (h)(ii) and Exhibit (h)(iii) filed on August 26, 2014 with Registrant’s Registration Statement on Form N-2 (File Nos. 333-197328 and 811-22979) and incorporated by reference herein.

Item 27. Other Expenses of Issuance or Distribution

All figures are estimates as of September 24, 2014:

Registration fees	$231,840
Exchange listing fees	$40,000
FINRA fees	$225,500
Printing fees	$530,109
Accounting fees and expenses	$20,000
Legal fees and expenses	$400,000
Underwriter expense reimbursement	$5,294,000
Miscellaneous	$325
Total Fees	$6,741,774

Item 28. Persons Controlled by or Under Common Control with the Registrant

No person is directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by The Goldman Sachs Group, Inc., the parent of the investment adviser to the Registrant, because immediately prior to this offering, The Goldman Sachs Group, Inc. will own 100% of the Registrant’s outstanding common shares. Following the completion of this offering, The Goldman Sachs Group, Inc.’s share ownership is expected to represent less than 1% of the Registrant’s outstanding common shares.

Item 29. Number of Holder of Securities

As of September 24, 2014:

Title of Class	Number of Record Holders
Common Shares, par value $.001	1

Item 30. Indemnification

Reference is made to Article VII of the Registrant’s Declaration of Trust, filed as Exhibit (a)(3) on August 26, 2014 with Registration Statement on Form N-2 (File Nos. 333-197328 and 811-22979) and incorporated by reference herein.

Section 6 of the Form of Underwriting Agreement, filed as Exhibit h(i) on August 26, 2014 with Registrant’s Registration Statement on Form N-2 (File Nos. 333-197328 and 811-22979) and incorporated by reference herein, provides for each of the parties thereto, including the Registrant and the Underwriters, to indemnify the others, their directors, certain of their officers, directors and persons who control them against certain liabilities in connection with the offering described therein, including liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

Goldman Sachs Asset Management, L.P. (“GSAM”) is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. and serves as the investment adviser to the Registrant. GSAM is engaged in the investment advisory business. GSAM is part of The Goldman Sachs Group, Inc., a public company that is a bank holding company, financial holding company and a world-wide, full-service financial services organization. The Goldman Sachs Group, Inc. is the general partner and principal owner of GSAM. Information about the officers and partners of GSAM is included in their Form ADV filed with the Commission (registration number 801-37591) and is incorporated herein by reference.

Item 32. Location of Accounts and Records

The Declaration of Trust, By-laws and minute books of the Registrant and certain investment adviser records will be in the physical possession of GSAM, 200 West Street, New York, New York 10282. All other accounts, books and other documents required to be maintained under Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder will be in the physical possession of State Street Bank and Trust Company, State Street Financial Center, One Lincoln Street, Boston, Massachusetts 02111, except for certain transfer agency records which are maintained by Computershare Trust Company, N.A., 211 Quality Circle, Suite 210, College Station, TX 77845.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	Registrant undertakes to suspend the offering of its Shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	Not applicable.

5.	The Registrant undertakes that:

a.	For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

b.	For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York on the 13th day of November, 2014.

GOLDMAN SACHS MLP AND ENERGY RENAISSANCE FUND (A Delaware statutory trust)

By:	/s/ Caroline Kraus
Caroline Kraus
Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

[1]James A. McNamara	President (Chief Executive	November 13, 2014
James A. McNamara	Officer) and Trustee

[1]Scott McHugh	Principal Financial Officer	November 13, 2014
Scott McHugh	and Treasurer

[1]Ashok N. Bakhru		November 13, 2014
Ashok N. Bakhru	Chairman and Trustee

[1]John P. Coblentz, Jr.		November 13, 2014
John P. Coblentz, Jr.	Trustee

[1]Richard P. Strubel		November 13, 2014
Richard P. Strubel	Trustee

By:	/s/ Caroline Kraus
Caroline Kraus
Attorney-In-Fact

[1]	Pursuant to powers of attorney filed with Pre-Effective Amendment No. 1 to Registrant’s Registration Statement (File Nos. 333-197328 and 811-22979) on August 26, 2014.

EXHIBIT LIST

(k)(3)	Credit Agreement between Registrant, State Street Bank and Trust Company, and the other lending institutions party thereto.